Golden River Resources Corporation
                                                          A Delaware Corporation
                                           -------------------------------------
                                           Level 8, 580 St Kilda Road, Melbourne
                                                        Victoria 3004, Australia

                                              PO Box 6315, St Kilda Road Central
                                             Melbourne, Victoria 8008, Australia

                                                      Telephone: +61 3 8532 2860
                                                      Facsimile: +61 3 8532 2805
                                        Email: investor@goldenriverresources.com

September 17, 2007


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Jill Davis, Esq.
       Mail Stop 7010

       Re:  Golden River Resources Corporation
            Form 10-KSB for the Fiscal Year Ended June 30, 2006
            Filed September 28, 2006
            Form 10-QSB for the Quarterly Period Ended December 31, 2006 Filed February 14, 2007
            Response letter dated June 26, 2007
            File No. 000-16097

Ladies and Gentlemen:

On behalf of Golden River Resources Corporation, a Delaware corporation ("GRR" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated June 26, 2007 with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 (the "Form 10-KSB") and its Quarterly Report on Form 10-KSB for the fiscal quarter ended December 31, 2006 (the "Form 10-QSB"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

Form 10-KSB for the Fiscal Year Ended June 30, 2006
---------------------------------------------------

General
-------

l. In your response to comments seven and twelve from our letter dated April 10, 2007 you explain that you will revise your financial statements and related disclosures for the items considered in those comments. Please ensure such amended and restated financial statements include consideration of the items addressed in this letter. Please contact us to discuss.

     In accordance with a telephone  conversation  among the undersigned,  Brian

     Brodrick Esq. of Phillips Nizer, LLP and Mark Wojciechowski of the SEC staff on Thursday, June 28, 2007, the Company confirms that it will not file amendments to its Form 10-KSB and Form 10-QSB until the Staff advises the Company that it is satisfied with the Company's proposed responses to all of the Staff's comments.

     The Company also requests that the Staff consider permitting the Company to revise its filings on a prospective basis rather than having to amend and restate previously filed documents. In this regard the Company does not believe that the proposed accounting changes would be material to investors as the Company is engaged in mineral exploration activities, has not yet generated revenues from operations and has had net losses in all of the accounting periods covered by the Form 10-KSB and the Form 10-QSB. Also, since the Company has a June 30, fiscal year, the Company's fiscal 2007 Form 10-KSB, which will contain all of the requested changes, will be filed by September 30, 2007.

Notes to Consolidated Financial Statements, page F-7 Note 6
---------------------------------------------------- ------

Affiliate Transactions,...page F-11
-----------------------------------

2. We note your response to our prior comment numbers two, three and four from our letter dated April 10, 2007. Please contact us to discuss.

     As we indicated in our telephone conversation with Mr. Wojciechowski on June 28, 2007, the shares that were issued to Fast Knight in May 2006 (in repayment of the loans to Wilzed) were restricted securities that were issued in a private placement transaction pursuant to Section 4(2) under the Act and which cannot be publicly sold absent registration or compliance with an exemption from registration. Similarly, the shares that were issued in June 2006 to an unrelated third party in a private placement transaction under Section 4(2) of the Act, at the same price as the Fast Knight shares, were also restricted securities. The shares sold to the third party included registration rights, but the shares issued to Fast Knight did not include any formal registration rights and have not been registered to date (although the Company intends to seek to register the Fast Knight shares in the future). In light of the restricted nature of the shares issued to Fast Knight in repayment of the Wilzed debt, the Company believes that the price paid by an unrelated third party for similarly restricted shares is a better indicia of the value of such shares than the nominal market prices for freely trading shares at the time of such issuance.

Note 10 Issue of Options under Stock Option Plan, page F-14
-----------------------------------------------------------

3. Your response to comment eight from our letter dated April 10, 2007 explains that your assumption regarding volatility was determined by use of a natural logarithm of the opening/closing prices for the three months prior to the date the stockholders approved the option plan. Please tell us why you believe the use of a natural logarithm over a period of three months is a reasonable period of time over which to calculate volatility. Please refer to paragraph 31 of Appendix A of SFAS 123(R) and Section D of

     SAB Topic 14 for guidance.

     The Company notes paragraph 31 of Appendix A of SFAS 123(R) and Section D of SAB Topic 14.

     The above text would indicate that the volatility should be calculated by using the historical share price of a company that is equal to the life of the options. There is further discussion that a company should disregard unusual market price events, etc.

     The Company changed its business in mid 2002 to that of a mineral exploration company. At the time of the issue of the options, the first field season had only just been completed and that field season had run from June to August 2004.

     The Company respectively submits that it was therefore correct in disregarding all market price information prior to June 2002. The market price data used by the Company was for the three months prior to November 2004. Given that the first field season had only just been completed as outlined in the previous paragraph, the Company believed that it was the most appropriate basis for the volatility calculation.

     The Company also notes the discussion in the references to using share market data from similar companies or alternatively the relevant NASDAQ Indexes.

     The relevant NASDAQ Index for the Company is the NASDAQ Industrial Index and this is made up of numerous companies in a number of industries including mineral exploration and a significant number of the companies have operating revenues, operating profits and substantial assets. The Company believes it bears no resemblance to the Company and therefore should not be a basis for volatility of the Company.

     The Company has undertaken research on volatility rates of companies with the same SIC code during 2004 when the Company issued these options and notes the research discloses few companies have employee options on issue (and several of these companies do not disclose the inputs of the Black Scholes calculation) and many companies are foreign issuers and do not appear to disclose this type of information. Of the companies that do disclose the volatility, the volatility ranges from 36% to 297%.

     Although the Company believes that a 20% volatility rate at the date of issue is appropriate, if we re-calculated the total value of the options using a volatility of 90% (which was the volatility calculated by an independent valuer in November 2006 when valuing options at the same time), this would equate to a total charge of US$721,335 compared to a value of US$438,200 using a 20% volatility.

     The Company is an exploration company and has no revenue stream. It has accumulated losses to date of approximately A$33,880,000 (US$27,375,040 using March 31, 2007 exchange rate) and the Company's view is that investment decisions of potential and existing investors are based on the Company's exploration potential. The additional charge to the Income
     Statement over the vesting period of the options, if a volatility of 90% had been used, would have been US$283,125 which represents less than 1.03% of total accumulated deficit and less than 4.69% of accumulated deficit during the exploration stage. For the reasons set out above, it is the Company's view that even if a higher volatility rate were appropriate, the additional expense would not be material.

Form 10-QSB for the Quarterly Period Ended December 31. 2006
------------------------------------------------------------

Notes to Consolidated Financial Statements, page 8
--------------------------------------------------

Note 6 Issue of Options under Stock Option Plan, page 9
-------------------------------------------------------

4. Comment 1.0 from our letter dated April 10, 2007 advised that if applicable, please revise to provide the disclosures required by paragraph 22 of SFAS 154 regarding a change in accounting estimate. It appears from your response to comment 10 that such a change in accounting estimate occurred. As such, we reissue prior comment 10.

     We will make the disclosures requested on a prospective basis. Please note that the value of the options calculated using both the previous basis of calculation being the Black Scholes method and the new basis of calculation being the Binomial method result in the same value per option.

5. In your response to comment 11 from our letter dated April 10, 2007, you explain that the fair value share price used in the calculation of fair value for the options issued was based on the price of shares issued in a private placement to Fast Knight Nominees Pty Ltd... Please refer to paragraph 22 of SFAS 123(R) and SAB Topic: 14 and contact us to discuss.

     Further to our telephone conversation on June 28, 2007, we confirm that RAB Capital is an unrelated third party (refer reply in Question 2 above).

     The Company notes paragraph 22 of SFAS 123(R) and SAB Topic 14. In terms of paragraph 22 of SFAS 123(R), the Company advises that (i) it does not have any options with an observable market price and (ii) it used an option-pricing model to value the options.

     The Company notes paragraph A7 of SFAS 123(R) which contains a definition of fair value from FASB Concepts Statement No. 7 Using Cash Flow Information and Present Value in Accounting Measurements, as follows:

     "The amount at which that asset (or liability) could be bought (or incurred) in a current transaction between willing parties, that is, other than in a forced or liquidation sale."

     The Company  notes that SFAS 123(R) and SAB Topic 14 suggest  that the fair value share price to be used is the observable market  prices....in  active markets. The Company, in its response dated May 10, 2007 respectively submitted that the observable market price was not a true indication of the fair value of the share price as the volume for the month of October 2006, being the calendar month prior to the issue of the options, was 5,000 shares. The volume of trading for the quarter ended September 2006 was 232,331 shares (0.8% of the 26 million issued and outstanding shares on issue) and the high and low prices for that quarter were $0.27 and $0.20 respectively. This supports our position that the observable market price is not a true reflection of the fair value share price.

     As per our earlier reply, based on the explanations above, it is our view that the fair value share price of US$0.166 used in the Binomial calculation which was based on the issue price to RAB Capital, an unrelated third party, is the best estimate of the fair value share price.

     If our assessment was incorrect and we had used a market price of US$0.288 as an input into the Binomial model, the total amount to be amortized over the vesting period's amounts to A$1,345,636 (US$1,014,475) compared to the amount of A$696,974 (US$525,450) if using our fair value market price of US$0.166. It is the Company's view that this is not material given the Company is in the mineral exploration business, has no revenue and has incurred losses of over A$7.5 million.

Management's Discussion and Analysis or Plan of Operation, page 11
------------------------------------------------------------------

Results of Operations, page 11
------------------------------

6. In response to comment 13 from our letter dated April 10, 2007, you propose to include a line item between "Revenue" and "Interest" called "Other Income" to ensure readers are aware that interest is not earned from operating activities. The inclusion of your proposed line item does not remove the amount of interest from the determination of income (loss) from operations. Please revise to present the amount of interest earned below the computation of income (loss) from operations.

     We will amend the disclosures as requested prospectively.

Engineering Comments
--------------------

Form 10 - KSB for the Fiscal Year Ended June 30, 2006
-----------------------------------------------------

7. Your response to comment 16 addresses many of our concerns, however the Slave Craton Properties consists of several claim groups containing many separate mineral properties. Each property has several mineralized areas with various different mineral zones. Your company has located many prospects within each of these mineral zones amongst your properties. Please briefly review and if necessary, clarify your property/prospect organizational relationships within your narrative to insure your mineralized or significant prospects can be properly located.

     We propose to revise the description of the Slave Craton properties on page 5 of the Form 10-KSB to clarify the property/prospect relationships within this description by inserting the following paragraph at the beginning of this section:

     "The exploration properties of Tahera that the Company has access to are grouped into two main areas, the High Lake Volcanic Belt and the Contwoyto Formation, both of which are located in the Mackenzie District of Nunavut.

     The exploration properties in the High Lake Volcanic Belt consist of the Hood River mineral properties and Inuit Owned Land ("IOL") concessions located in the northwest section of the Slave Structural Province. The land holdings include four mining properties totaling 10,330 acres, and the Hood River CO-20-00-03R IOL concession which encompasses 15,454 acres. High grade gold prospects are found within a 9 by 7 kilometer block in the west-central portion of the High Lake belt. Four main mineralized areas occur; the North Fold Nose, Penthouse, Crown and Blackridge prospects.

     The exploration properties in the Contwoyto Formation consist of the CO-08 IOL Concession which is located on the east side of Contwoyto Lake. The original CO-08 Concession Agreement totaled 65,250 acres. Mineralization specific to the properties includes a number of significant iron formation hosted gold prospects including the R43-R45, the 4-2 grid, the Ox, and the 5-5 grid prospects."

     We also intend to include some further maps that will also assist in explaining the project areas.


On behalf of the Company we hereby acknowledge the following:

  o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.


Yours faithfully

/s/ Peter Lee

PETER LEE
Director, CFO & Secretary